FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
First Quarter 2010 Results

Lima, Peru, April 29, 2010 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company announced today its results for the first quarter 2010. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“During this quarter, the increase in gold sales, the positive results from Cerro Verde and Yanacocha, and higher metal prices resulted in Net Income of US$155.2 million, 55% higher than the figure reported in 1Q09 (US$100.3 million).

EBITDA from Buenaventura’s Direct Operations was US$84.6 million, in-line with the figure reported in 1Q09 (US$83.4 million), while EBITDA including Yanacocha and Cerro Verde increased 25%, from US$223.8 million in 1Q09 to US$280.1 million in 1Q10”.

Financial Highlights (in millions of US$, except EPS figures):

	1Q10	1Q09	Var%
Total Revenues	201.7	177.0	14%
Operating Income	67.6	59.0	15%
EBITDA (BVN Direct Operations)	84.6	83.4	1%
EBITDA (inc. Yanacocha and Cerro Verde)	280.1	223.8	25%
Net Income	155.2	100.3	55%
EPS*	0.61	0.39	55%

(*) Buenaventura has a total of 254,442,328 outstanding shares.

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

During 1Q10, net sales were US$187.6 million, a 15% increase when compared to the US$163.1 million reported in 1Q09. This was explained by the higher realized prices of all metals and an increase in the volume of gold, despite lower silver, zinc and lead sold.

Royalty income during 1Q10 totaled US$14.1 million, a 2% increase when compared to the US$13.9 million reported in 1Q09 due to higher sales revenue at Yanacocha.

Operating Highlights
	1Q10	1Q09	Var
Net Sales (millions of US$)	187.6	163.1	15%
Average Gold Price (US$/oz) Direct Operations *	1,115	917	22%
Average Gold Price (US$/oz) inc Yanacocha	1,114	911	22%
Average Silver Price (US$/oz) *	17.06	12.64	35%
Average Lead Price (US$/MT) *	2,186	1,202	82%
Average Zinc Price (US$/MT) *	2,254	1,169	93%
Average Copper Price (US$/MT) *	7,288	3,545	106%

(*) Buenaventura’s Direct Operations

Sales Content
	1Q10	1Q09	Var
Gold Oz Direct Operations *	98,245	91,146	8%
Gold Oz inc Yanacocha	278,868	326,451	-15%
Silver Oz *	2,738,939	3,831,620	-29%
Lead MT *	5,354	7,348	-27%
Zinc MT *	11,364	14,680	-23%
Copper MT *	2,105	1,620	30%

(*) Buenaventura Direct Operations

Buenaventura’s equity production1 during 1Q10 was 97,770 ounces of gold, 5% lower than the 102,885 ounces reported in 1Q09 due to a decrease in production from Antapite (30%) and Orcopampa (1%). Silver production during 1Q10 was 3.0 million ounces, a 25% decrease when compared to the 4.0 million ounces reported in 1Q09 due to a decrease in production from Uchucchacua (30%) and Colquijirca (43%).

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

Equity Production
	1Q10	1Q09	Var
Gold Oz Direct Operations	97,770	102,885	-5%
Gold Oz inc Yanacocha	282,321	321,300	-12%
Silver Oz	2,988,453	3,994,674	-25%
Lead TM	4,284	5,008	-14%
Zinc TM	7,451	9,825	-24%
Copper inc CV MT	15,424	15,477	0%

Orcopampa’s (100%) results were slightly impacted by a 13-day strike.  However, despite the strike, total gold production was 72,119 ounces, in-line with 1Q09 production (72,986 ounces). Production from the Chipmo mine in 1Q10 was 65,130 ounces, in-line with the 65,224 ounces reported in 1Q09, which was complemented by the old tailings treatment that produced 6,989 gold ounces, 10% lower than the 7,762 ounces produced in 1Q09 (Appendix 2).

Cash operating cost in 1Q10 was US$329/oz, 37% higher when compared to 1Q09 (US$240/oz). This was explained by:

1.	A 60% increase in contractor costs due to a 25% increase in development drifting
2.	A 35% increase in labor costs
3.	An increase in Community Relations expenses
4.	Higher royalties paid to the government (US$1.5 million in 1Q10 vs. US$0.9 million in 1Q09)

At Poracota, gold production in 1Q10 was 13,929 ounces, an increase of 6% when compared to 1Q09 (13,097 ounces), while the cash operating cost increased 42% from US$588/oz in 1Q09 to US$837/oz in 1Q10. This increase was due to a 60% increase in diamond drilling and 20% higher development costs.

Total royalties paid to the government at both Orcopampa and Poracota in 1Q10 were US$1.7 million.

At Uchucchacua (100%), total silver production during 1Q10 was 2,037,956 ounces, 30% lower than 1Q09 (2,902,470 ounces) due to a 12% decline in ore treated, mainly explained by the 14-day strike, a 16% lower silver grade and 5% lower recovery rate (Appendix 2). Zinc production decreased 38% (from 2,431 MT in 1Q09 to 1,516 MT in 1Q10) and lead production decreased 26% (1,756 MT in 1Q10 vs. 2,377 MT in 1Q09).

Cash operating cost in 1Q10 was US$11.0/oz, a 42% increase compared to the US$7.74/oz in 1Q09. This was mainly explained by the lower silver ounces recovered due to the decrease in the silver grade and recovery rate mentioned above, as well as the pursuit of improved manganese content control.

Total royalties paid to the government at Uchucchacua in 1Q10 were US$0.4 million.

At Antapite (100%), total production in 1Q10 was 7,069 ounces of gold, a decrease of 2% compared to 1Q09 (7,209 ounces), mainly due to a 15% decrease in ore milled, explained by the 20-day strike, despite a 12% increase in the gold grade and 3% increase in the recovery rate (Appendix 2).

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

Gold cash operating cost in 1Q10 was US$782/oz, 10% higher than in 1Q09 (US$709/oz) due to the impact of less ounces recovered and higher labor and community relations expenses.

Total royalties paid to the government at Antapite in 1Q10 totaled US$0.1 million.

At Colquijirca (El Brocal 45.97%), polymetalic ore treated decreased 17% to use plant capacity to treat ore from Marcapunta and leverage higher copper prices. As a consequence, total zinc production decreased 22%, from 15,220 MT reported in 1Q09 to 11,900 MT in 1Q10 (Appendix 2). Total silver production during 1Q10 was 609,867 ounces, a 40% decrease when compared to the 1,008,701 ounces reported in 1Q09, mainly explained by the previously mentioned decrease in tonnage treated, a 31% decrease in the silver ore grade and an 8% lower recovery rate.

Zinc cash cost in Colquijirca increased from US$484/MT in 1Q09 to US$1,337/MT in 1Q10. This was due to a higher stripping ratio (22.55 in 1Q10 vs. 2.53 in 1Q09) despite the higher silver and lead contribution due to an increase in prices.

At Marcapunta, copper production for 1Q10 was 2,142 MT, 8% higher than 1Q09 (1,991 MT). Cash cost was US$4,137/MT, 50% higher than the US$2,761/MT reported in 1Q09.

Total royalties paid to the government at Colquijirca in reached 1Q10 US$0.4 million.

General and administrative expenses for 1Q10 were US$10.6 million, 37% lower than the figure reported in 1Q09 (US$16.7 million) due to the decrease in the long-term compensation provision.

Exploration costs at non-operational mining sites, which include care and maintenance, during 1Q10 were US$7.9 million, an 8% increase compared to the US$7.2 million reported in 1Q09. The main efforts were focused at the La Zanja (US$2.2 million), Breapampa (US$0.3 million), Marcapunta (US$1.1 million) and Mallay (US$1.9 million) projects.

Operating income in 1Q10 was US$67.6 million, a 15% increase compared to the US$59.0 million reported in 1Q09. This result was mainly explained by the 14% increase in total revenues, from US$177.0 million in 1Q09 to US$201.7 million in 1Q10, in addition to the 37% decrease in general and administrative expenses mentioned above.

During 1Q10, Buenaventura’s income from non-consolidated affiliates was US$111.9 million, 40% higher than the US$79.9 million reported in 1Q09. Cerro Verde’s contribution to these results increased 127%, from US$20.1 million in 1Q09 to US$45.5 million in 1Q10. Likewise, Yanacocha’s contribution increased 18%, from US$59.8 million in 1Q09 to US$70.6 million 1Q10.

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

YANACOCHA
At Yanacocha (43.65%), 1Q10 gold production was 422,798 ounces of gold, a decrease of 15% compared to 1Q09 (498,917 ounces) due to lower mill grades and recoveries, combined with lower tons placed on leach pads related to the mining plan.

Costs applicable to sales (CAS) at Yanacocha in 1Q10 was US$387/oz, 14% higher than the figure reported in 1Q09 (US$338/oz) due to lower production, higher stripping ratios and higher costs related to maintenance, workers’ participation and royalties.

Net income at Yanacocha during 1Q10 was US$162.5 million, an 18% increase when compared to the 1Q09 figure (US$137.9 million). EBITDA totaled US$273.1 million, an increase of 14% compared to 1Q09 (US$239.5 million). These positive results were due to an 8% increase in revenues (US$460.5 million in 1Q10 vs. US$427.2 million in 1Q09) due to a 23% rise in realized gold prices despite a 12% decrease in ounces of gold sold.

CAPEX for 1Q10 was US$57.1 million.

CERRO VERDE
At Cerro Verde (19.26%) 1Q10 copper production was 74,954 MT, a 1% decrease when compared to 1Q09 (75,713 MT).

During 1Q10, Cerro Verde reported net income of US$238.6 million, a 125% increase when compared to the US$106.2 million reported in 1Q09, while EBITDA increased 104%, from US$194.0 million in 1Q09 to US$396.3 million in 1Q10 mainly due to the 67% increase in revenues.

CAPEX in 1Q10 totaled US$23.1 million.

This quarter, Buenaventura’s net income was US$155.2 million, representing US$0.61 per share, a 55% increase when compared to the US$100.3 million reported in 1Q09 (US$0.39 per share). This was mainly explained by the 40% increase in contributions from Yanacocha and Cerro Verde, as well as the 15% increase in Operating Income.

ORCOPAMPA
•
2nd stage old tailings retreatment to recover 38,000 oz of gold and 1.1 M oz of silver. This project will be completed in 4Q10. CAPEX totals US$5.5 million. Total investment as of March, 2010 was US$2.8 million.

•	Tailing Dam #4 expansion for an additional 1.8 years. This project will be completed in 3Q10. CAPEX totals US$10.4 million. Total investment as of March, 2010 was US$7.0 million.

UCHUCCHACUA
•	Manganese sulphate plant to incorporate into reserves current ore resources with manganese content and increase production is moving forward. The development of the engineering is ongoing.

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

COLQUIJIRCA
•
Expansion of metallurgical facilities to increase plant capacity from 6,000 TPD to 18,000 TPD, including the construction of a new tailing dam. CAPEX totals US$200.0 million. Total investment as of March, 2010 was US$90.0 million.

HUANZA HYDROELECTRICAL PLANT
•
Construction of a 90 Mw hydro electric plant to ensure energy supplies from a clean and renewal source for direct operations and projects. CAPEX totals US$145 million. Total investment as of March, 2010 was US$19.2 million.

LA ZANJA
•	Expected to initiate operations in July, 2010. Total revised CAPEX is US$63.0 million.

As of March 31, 2010, project expenditures have totaled US$32.5 million. The mine construction progress is summarized in the following chart:

Structure	Progress as of March 31, 2010
Waste Dam of San Pedro Sur Mine	24%
Bramadero Dam	90%
Main Access	100%
Processes Plant ADR	42%
Leaching Platform	49%
Solution and torment wells	77%
Camps, Office, and General store	78%
Supervision - EPCM	85%

* * *

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2008 Form 20-F, please contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	45.97	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde
Canteras del Hallazgo S.A **	49.00	Chucapaca Project

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Orcopampa Old Tailings
	2010	2009	%	2010	2009	%
Ore Milled DST	107,296	117,914	-9%	85,506	138,625	-38%
Ore Grade OZ/ST	0.61	0.58	6%	0.09	0.07	30%
Recovery Rate %	95.6%	95.4%	0%	81%	79.9%	1%
Ounces Produced	65,130	65,224	0%	6,989	7,762	-10%

Orcopampa Total Production	1Q10	72,119	1Q09	72,986

	Three Months Ended March 31
	Antapite			Poracota
	2010	2009	%	2010	2009	%
Ore Milled DST	30,005	35,263	-15%	54,663	60,102	-9%
Ore Grade OZ/ST	0.24	0.22	12%	0.30	0.26	13%
Recovery Rate %	96.4%	94.0%	3%	85.3%	82.4%	4%
Ounces Produced	7,069	7,209	-2%	13,929	13,097	6%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%
Ore Milled DST	229,729	260,903	-12%	359,469	435,393	-17%
Ore Grade OZ/ST	12.63	15.00	-16%	2.43	3.53	-31%
Recovery Rate %	70.2%	74.2%	-5%	65.9%	71.4%	-8%
Ounces Produced	2,037,956	2,902,470	-30%	574,654	1,008,701	-43%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%
Ore Milled DST	229,729	260,903	-12%	359,469	435,393	-17%
Ore Grade %	1.48%	1.68%	-11%	5.00%	5.31%	-6%
Recovery Rate %	48.5%	61.4%	-21%	73.0%	72.6%	1%
ST Produced	1,671	2,680	-38%	13,118	16,778	-22%

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of March, 31 2010 and December, 31 2009

	2010	2009
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	508,729	714,454
Trade accounts receivable, net	93,368	122,950
Embedded derivatives for concentrates sales	810	4,838
Other accounts receivable	12,895	14,346
Accounts receivable from related parties	18,302	21,866
Inventory, net	52,659	44,987
Prepaid taxes and expenses	18,805	14,368
Total current assets	705,568	937,809

Accounts receivable from related parties	909	-
Other accounts receivable	1,481	1,457
Prepaid taxes and expenses	10,969	10,787
Investment in associates	1,243,454	1,126,167
Mining concessions and property, plant and equipment, net	393,941	351,784
Development costs, net	89,811	91,633
Deferred income tax and workers’ profit sharing asset	257,653	261,877
Other assets	4,964	5,045
Total assets	2,708,750	2,786,559

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	71,785	58,233
Income tax payable	6,119	20,528
Dividends	100,132	781
Other liabilities	56,943	86,344
Embedded derivatives for concentrates sales	390	292
Hedge derivative financial instruments	1,824	1,468
Financial obligations	11,410	79,452
Total current liabilities	248,603	247,098

Other liabilities	95,276	102,053
Hedge derivative financial instruments	4,522	5,375
Deferred income tax and workers’ profit sharing liabilities	17,625	18,158
Financial obligations	14,987	150,555
Total liabilities	381,013	523,239

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2010 y 2009	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2010 y 2009	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	112,390	112,363
Other reserves	269	269
Retained earnings	1,089,926	1,011,077
Cumulative translation loss	(34,075)	(34,075)
Unrealized loss	(3,260)	(3,916)
	2,143,787	2,064,255
Minority interest	183,950	199,065
Total shareholders’ equity, net	2,327,737	2,263,320

Total liabilities and shareholders’ equity, net	2,708,750	2,786,559

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three month period ended March 31, 2010 and March 31, 2009

	For the three month period
	ended March, 31
	2010	2009
	US$(000)	US$(000)
Operating income
Net sales	187,609	163,105
Royalty income	14,127	13,866
Total income	201,736	176,971

Operating costs
Cost of sales, excluding depreciation and amortization	70,072	56,940
Exploration in units in operation	18,334	11,964
Depreciation and amortization	16,559	17,947
Total operating costs	104,965	86,851
Gross income	96,771	90,120

Operating expenses
Administrative expenses	10,603	16,707
Exploration in non-operating areas	7,855	7,243
Royalties	8,654	5,193
Selling expenses	2,062	1,968
Total operating expenses	29,174	31,111

Operating income	67,597	59,009

Other income (expenses), net
Share in associates companies by the equity method, net	111,910	79,907
Interest income	3,695	1,481
Interest expense	(2,486)	(4,843)
Loss on currency exchange difference	(754)	(530)
Other, net	3,164	1,651
Total other income, net	115,529	77,666

Income before workers’ profit sharing, income tax
and minority interest	183,126	136,675

Provision for workers’ profit sharing, net	(3,206)	(5,076)
Provision for income tax, net	(15,675)	(22,062)

Net income	164,245	109,537

Net income attributable to minority interest	(9,064)	(9,247)

Net income attributable to Buenaventura	155,181	100,290

Net income per basic and diluted share, stated in
U.S. dollars.	0.61	0.39
Weighted average number of shares outstanding (in units)	254,442,328	254,442,328

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three month period ended March 31, 2010 and March 31, 2009

	For the three month period
	ended March, 31
	2010	2009
	US$(000)	US$(000)
Operating activities
Proceeds from sales	222,166	144,530
Royalties received	17,672	9,082
Interest received	1,048	1,987
Value Added Tax recovered	2,301	6,467
Payments to suppliers and third parties	(104,741)	(78,825)
Payments to employees	(41,406)	(34,095)
Payment of royalties	(11,340)	(8,035)
Income tax paid	(17,996)	(7,206)
Payments of interest	(2,478)	(3,966)
Net cash and cash equivalents provided by operating activities	65,226	29,939

Investment activities
Increase in time deposit	(18,930)	(3,527)
Collections from sales of equipment	601	180
Additions to mining concessions, property, plant and equipment	(54,452)	(18,223)
Disbursements for development activities	(2,458)	(11,152)
Acquisition of investments in shares	(5,302)	(34,914)
Other investment activities	(890)	(2,661)
Net cash and cash equivalents used in invesment activities	(81,431)	(70,297)

Financing activities
Increase in financial obligations	11,606	-
Dividens paid to minority shareholders of subsidiary	(4,840)
Payments of long-term debt	(215,216)	(24,545)
Net cash and cash equivalents used in financing activities	(208,450)	(24,545)

Decrease in cash and cash equivalents during the period, net	(224,655)	(64,903)
Cash and cash equivalents at beginning of period	714,454	532,027

Cash and cash equivalents at period-end	489,799	467,124

Compañia de Minas Buenaventura S.A.A.
First Quarter of 2010 Results

	For the three month period
	ended March, 31
	2010	2009
	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income	155,181	100,290
Add (less)
Share in associates companies by the equity method, net of dividends received in cash	(111,910)	(79,907)
Net income attributable to minority interest	9,064	9,247
Depreciation and amortization	16,559	17,947
Deferred income tax and workers' profit sharing benefit	3,514	13,576
Provision for long term officers’ compensation	423	6,423
Accretion expense of the provision for closure of mining units	(2,071)	1,313
Loss on currency exchange differences	754	530
Provision for estimated fair value of embedded derivatives related to sales of contentrates	4,126	(3,002)
Net cost of equipment sold	370	128
Increase (decrease) of allowance for impairment of inventories	(105)	(320)

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	29,582	(7,709)
Other accounts receivable	5,634	(967)
Accounts receivable from associate	3,545	(4,784)
Inventory	(7,672)	(3,839)
Prepaid taxes and expenses	(4,619)	2,027

Increase (decrease) of operating liabilities
Trade accounts payable	13,552	333
Income tax payable	(14,409)	1,095
Other liabilities	(36,292)	(22,442)

Net cash and cash equivalents provided by operating activities	65,226	29,939

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 29, 2010